

September 14, 2010

Mary K. Stokes, Esq.
Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA 19103-6998

RE: Cornerstone Strategic Value Fund, Inc. ("CLM")
     File Nos.: 333-168927 and 811-5150

     Cornerstone Total Return Fund, Inc. ("CRF")
     File Nos.: 333-168926 and 811-2363

Dear Ms. Stokes:

On August 19, 2010, CLM and CRF, (each a "Fund" and collectively the "Funds") each filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). Each registration statement is filed in connection with a proposed non-transferable rights offering of shares of common stock. The subscription price per Share (the "Subscription Price") will be the greater of (i) 102% of net asset value per Share ("NAV") as calculated at the close of trading on the date of expiration of the Offering and (ii) 90% of the market price per Share at such time.

Record date shareholders who exercise all of their basic rights are entitled to subscribe for shares which were not otherwise subscribed for by other shareholders (the "Additional Subscription Privilege"). Each Fund may also, in its discretion, issue additional Shares in an amount up to 100% of Shares available in the basic offering to honor additional subscription requests ("Over-Allotment Shares").

The offerings are non-transferable, meaning that only holders of each Fund as of the record date may purchase shares of that Fund in the offering. Any holder of record may purchase, in addition to shares available through the exercise of his or her basic rights, (a) shares not purchased by other holders of record through the exercise of rights

("Unsubscibed Shares"), and (b) shares available through the Over-Allotment. The method by which any Unsubscribed Shares or Over-Allotment Shares (collectively, the "Excess Shares") will be distributed and allocated pursuant to the Additional Subscription Privilege is: (a) if there are sufficient Excess Shares to satisfy all additional subscriptions by Shareholders exercising their rights under the Additional Subscription Privilege, each such shareholder shall be allotted the number of shares which the shareholder requested, and (b) if the aggregate number of shares subscribed for under the Additional Subscription Privilege exceeds the number of Excess Shares, the number of shares allotted to each Stockholder in the Additional Subscription Privilege shall be the product obtained by multiplying the number of Excess Shares by a fraction of which the numerator is the number of Shares subscribed for by that Stockholder under the Additional Subscription Privilege and the denominator is the aggregate number of Excess Shares subscribed for by all Stockholders under the Additional Subscription Privilege.

On August 27, 2010, the last reported NAV for CLM was $6.80 and the last reported sales price on the NYSE Amex was $10.56, which represents a 55.29% premium to the Fund's NAV. On the same date, the last reported NAV for CRF was $5.92 and the last reported sales price on the NYSE Amex was $9.80, which represents a 65.54% premium to the Fund's NAV.

You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Cornerstone Strategic Value Fund, Inc.

Cover Page

1.   Disclose that the considerable number of shares that may be issued in the rights offering may cause the premium above NAV at which the Fund's shares are currently trading to decline, especially if shareholders exercising the rights attempt to sell sizeable numbers of shares immediately after such issuance.

2.   The caption "Estimated Proceeds to the Fund" appears to need the reference for footnote (2).

Page 2

3.   Please disclose how the Fund's investment adviser determines which securities to buy for the Fund's portfolio in order to meet its investment objective of capital appreciation.

4.   The prospectus states that the Fund proposes to invest "without limitation in ETFs and other closed-end investment companies". How does the Fund comply with Section 12(d)(1) of the 1940 Act?

Page 4

5.   We note that since 2006 most of the distributions CLM has made under its managed distribution policy are a return of capital. For example, NAV as of December 31, 2009 was $8.24, down from $22.60 on January 1, 2006. During that 4 year period, return of capital distributions were $13.03. Aggregate net investment income and capital gains distributions during the same period were $1.85. Thus, please expand the risk disclosure to state that the proceeds of the offering may be used to support the managed distribution policy. In addition, please disclose that sustaining the managed distribution policy could require the Fund to raise additional capital in the future.

6.   Page 2 discloses a stated purpose of the rights offering is to maintain the Fund's flexibility in maintaining its managed distribution policy. Given that the use of proceeds will essentially be used to help the Fund maintain that distribution policy, please discuss whether the Board has made a determination that continuation of the Distribution Policy would be in the best interests of the shareholders, especially in light of the size of the Fund's trading premium. Disclose and explain why the Board of Directors has opted to make a rights offering below market price, rather than sell shares in a traditional offering at market price.

7.   The Fund asserts the ability of closed-end funds to invest in illiquid securities as a benefit. However, page 3 appears to generally limit the Fund's investment in illiquid securities to 15%. Please explain supplementally why the limit is 15% and revise the disclosure accordingly.

8.   Disclose whether the offering will go forward if Fund shares trade at a discount.

9.   Why would the Fund invest just its <u>net</u> assets defensively as discussed in the first paragraph?

10.   The management risk section should include the investment adviser's conflict in increasing assets under management with the rights offering as those new assets will concomitantly increase its management fee.

11.   Supplement the managed distribution risk section on this page by including a five year chart that contains historical performance information of the managed distribution policy (<u>e.g.</u>, year by year presentation of NAV per share, average annual total return in relation to the change in NAV for the period presented, managed distribution amounts per share, amount of the managed distribution characterized as a return of capital per share, realized capital gains distributions per share, and investment income distributions per share, over a five year period, with cumulative totals as needed). The chart should also supply the Fund's gross expense ratio for each year to demonstrate the impact, if any, of the managed distributions on the Fund's expense ratio. Please ensure that the presentation adequately explains that a return of capital distribution does not reflect positive investment performance.

12.   Provide a statement that shareholders should not draw any conclusions about the Fund's investment performance from the amount of its managed distributions or from the terms of the Fund's managed distribution plan.

13.   The Fund's managed distribution amounts differ significantly from the Fund's returns based on NAV. Please disclose to shareholders why this occurred and why it was permitted to continue, as well as the rationale behind the policy. Disclose whether a shareholder should expect the Fund's managed distribution rates to correlate with the Fund's total return based on NAV over time, and what differences, if any, will result in changes to the Fund's managed distribution plan.

14.   Supplementally state whether the Fund has adopted policies and procedures pursuant Rule 38a-1 under the 1940 Act that are reasonably designed to ensure that all required notices and disclosures with respect to its managed distribution plan and associated distributions are appropriately communicated to shareholders and third parties. If not, why not?

Page 7

15. In light of the Fund's investment objective of long-term capital appreciation, why does it engage in securities lending and repurchase agreements?

Page 8

16. The staff takes the position that a fund must recall a loaned security in the event of a material vote. Please explain why the Fund's inability to recall and vote securities it has lent does not constitute a breach of fiduciary duty by the Fund's investment adviser. Please revise the disclosure.

17. The sixth and eleventh sentences of the managed distribution paragraph differ by just a few words. Is there a material difference between the sentences? Revise the disclosure as needed.

Page 10

18. Explain why the gross expense ratio of 2.01% in the Fund's Financial Highlights as of December 31, 2009 differs from the gross expense ratio of 1.93% presented in the fee table.

19. Please recalculate the Example and round the results to the nearest whole dollar.

20. Please disclose whether the proceeds from the offering are considered in the fee table. If the proceeds are not considered in the fee table, please delete the last sentence of footnote (2). Please revise the disclosure as needed. See General Instruction 10(e) and 10(f) to Item 3 of Form N-2.

Page 11

21. Substitute the word "receive" for the word "realize" in the last sentence of the penultimate paragraph.

Page 12

22. The statement that "[t]he Board also considered ....the potential effect of the Offering on the Fund's stock price" does not provide a

conclusion or a basis for a conclusion. Please revise the disclosure accordingly. See comment 38 below.

23.   Describe and disclose all benefits, if any, accruing to the investment adviser or any affiliates of the investment adviser from their participation in this rights offering. If there are no benefits for the adviser or its affiliates, so state. Will any related parties attempt to acquire any shares in this offering? See comments 25 and 26 below.

24.   In the first paragraph of the "Additional Subscription Privilege" section, disclose whether or not there is any limit on the number of shares a shareholder may attempt to acquire under the Additional Subscription Privilege. If there is no limit, please explain why.

Page 13

25.   When the amount of Excess Shares is less than the amount requested under the Additional Subscription Privilege, the allocation of the Excess Shares does not appear to allocate shares based on a shareholders proportionate ownership interest in CLM. Indeed, the calculation appears designed to grant more shares to anyone that simply requests a large number of shares under the Additional Subscription Privilege. The prospectus does not explain why an allocation is made on a basis other than some form of proportional ownership of the Fund with respect to shareholders requesting shares under the Additional Subscription Privilege. The proposed allocation methodology seems to favor large share requests to the detriment of smaller share requests, regardless of actual Fund ownership. Please explain. We may have further comment.

26.   Given the large number of shares that may be issued as a result of this rights offering and the substantial premium currently available, please discuss supplementally whether there would be any potential underwriter issues if a related party sold a significant amount of shares issued under this rights offering. What action, if any, will the Fund take?

Page 18

27.   State that the financial highlights are audited and describe how shareholders can obtain the Fund's audit report and financial statements.

6

28.   Substitute the caption "Total Distributions" for the caption "Total dividends and distributions to shareholders" in the Financial Highlights table. See Item 4.1.d of Form N-2.

Page 20

29.   Please revise the first sentence of the first paragraph to indicate how the Fund will use the proceeds from the basic offering and from the Over-Allotment. Since it also appears possible that some of the proceeds may eventually be used to support the managed distribution policy, please revise the disclosure accordingly.

30   Please disclose how the managed distribution policy and the historic return of capital rates that the Fund has provided are consistent with the investment objective described by the Fund on this page. The Board of Directors assert in the application for relief under Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, that the "Distribution Policy could be adopted without adversely affecting each applicant's investment objective and strategies". The application further states that "[o]ver the long-term, each Fund's investment goal is to achieve net investment returns that exceed the amount of its fixed distribution policy". Given the Fund's past distribution history, you should make further disclosure in this regard.

Page 33

31.   In the third full paragraph, disclose that if the managed distribution plan depletes Fund assets through the return of capital, the Fund may attempt to recapitalize itself through future rights offerings.

32.   The discussion of the managed distribution plan is generic. The Fund has tangible and essential history under its plan, and the actual application of the Fund's managed distribution policy has resulted in regular and substantial returns of capital to shareholders. Thus, return of capital does not appear to be an abstract possibility, but a systemic reality, clearly demonstrated by Fund history. The sustainability of the managed distribution plan in light of the large returns of capital and the significant premium to NAV should also be considered and addressed. Please revise and expand the disclosure accordingly.

Page 42

33.   Revise the last paragraph to refer to the current 1933 Act number.

Statement of Additional Information

Page B-22

34   The Fund will need to incorporate its most recent semi-annual financial statements and include as an exhibit an updated accounting consent.

General

35.   If there have been previous rights offerings, please add appropriate disclosure regarding all prior rights offerings, including, but not limited to, the date of each offering, the dollar amount of proceeds, how the Fund used the proceeds, and the amount of time taken to invest the proceeds.

36.   Please explain whether a 100% over-allotment and the proposed allocation of that over-allotment are consistent with FINRA rules.

37.   Please explain the specific Board findings with respect to the potentially negative impact on the market price of each Fund's shares as a result of the large increase in shares available as a consequence of the rights offering (including the 100% Over-Allotment). Has any closed-end fund ever traded at a similar high premium to NAV and at the same time conducted such a high ratio rights offering? What was the outcome? Did the Board retain an independent consultant on this issue? If not, why not? Why was the Over-Allotment share amount set at 100%? Why did the Board ultimately approve the Offering as presently constructed?

38.   We note that material portions of the filing are incomplete and that all exhibits and the financial statements are omitted. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

39.   Other than the prior exemptive application noted above, please advise us if you have submitted or expect to submit an exemptive

application or no-action request in connection with your registration statement.

40. Please state in your response letter whether the FINRA has reviewed the arrangements of the offering.

Cornerstone Total Return Fund, Inc.

41. As the registration statements are virtually identical, all CLM comments above apply to the CRF registration statement, adjusted as needed for the performance of CRF.


*   *   *   *   *   *


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * *

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant